Exhibit 99.1

Qihoo 360 Responds to Citron Research Report

BEIJING, Nov. 1, 2011 /PRNewswire via COMTEX/ —

Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), the No. 3 Internet company in China as measured by active user base, today announced that it strongly disagrees with a recent story that appeared on the Citron Research homepage.

The Company believes the article contains numerous errors of fact and is riddled with unsupported speculations. The Company would like to highlight certain key errors in fact contained in the story.

User Base vs. Web Traffic

Qihoo 360 has amassed over 370 million active users primarily through internet security products. The products are mainly desktop applications. Regular users are not required to visit 360.cn when they use Qihoo’s security solutions. Therefore it is not sensible to use 360.cn web traffic to estimate Qihoo 360’s total user base.

Alexa Data

Alexa tracks internet traffic through browser based tool-bar plug-ins. The majority of 360.cn’s users access the website through Qihoo 360’s Safe Browser and have 360 security products. One of the key features of a security product is to erase unnecessary plug-ins that may impact a user’s on-line experience. Few of our users have Alexa plug-ins on their computers. Alexa has therefore underestimated 360.cn’s traffic.

DoubleClick Data

Qihoo 360’s partnership with Google is primarily on search referral which directs search traffic to Google by incorporating a search bar within Qihoo 360’s Safe Browser. 360.cn does not have Doubleclick-powered banner ads and Google’s AdSense links. Doubleclick Adplanner is designed for tracking banner ads and Google’s AdSense and cannot accurately measure 360.cn’s web traffic.

Mobile Security

Qihoo 360 launched its mobile security solution, “360 Mobile Safe”, in 2009, and today has over 20 million active smartphone users. This is one of the largest mobile security active user bases in China according to multiple 3rd party statistics cited in our SEC filings. In August and September 2011, Qihoo 360 launched its mobile browser for iPad and Android-based devices and a mobile app store for Android applications, further expanding the Company’s reach within the Chinese mobile internet market.

The facts listed above represent a few of the misleading statements contained within the story. The author of the story made no effort to reach out and communicate directly with the Company’s senior management. The Company believes the author of the story lacks a basic understanding of the Chinese Internet industry in general and Qihoo 360 in particular.

Qihoo 360 is committed to open and transparent communication with shareholders.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is the No. 3 Internet company in China as measured by user base. As of June 2011, the Company had 378 million monthly active Internet users, representing a user penetration rate of 92% in China, according to iResearch. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active user base, according to iResearch. Recognizing security as a fundamental need of Internet and mobile users, Qihoo 360 offers comprehensive high-quality Internet and mobile security solutions free of charge. In addition, Qihoo 360 also provides users with secure access points to the Internet via its industry leading Safe Browser and Application Desktop. Qihoo 360 monetizes its massive user base primarily through online advertising on its web assets and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel: +86 10-5878-1574

E-mail: ir@360.cn

Christensen

Mr. Christian Arnell

Tel: +86 10-5826-4939

E-mail: carnell@ChristensenIR.com